# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMG BBH Asset-Backed Credit Fund, LLC, CIK 0002097545
CUSIP: 03116N104
Title of class of securities: Class S Units of Beneficial Interest
Address of issuer's principal executive offices: 680 Washington Boulevard, Suite 500, Stamford, Connecticut (CT), 06901
Date of event which requires filing of this statement: 11/04/2026
Amends the filing with accession number 0000929638-26-002599
Filed by CIK 0000014661
Persons authorized to receive notices and communications: BROWN BROTHERS HARRIMAN & CO, 140 Broadway, New York, New York (NY), 10005, 212-483-1818

## Reporting persons
- BROWN BROTHERS HARRIMAN & CO (CIK 0000014661): type of reporting person: bank (BK), parent holding company or control person (HC); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF), other (OO); sole voting power 3,944,552.17; shared voting power 460,615.95; sole dispositive power 3,944,552.17; shared dispositive power 460,615.95; aggregate amount beneficially owned 4,405,168.13 (70.74% of the class)
- BROWN BROTHERS HARRIMAN CREDIT PARTNERS, LLC (CIK 0002102651): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 460,615.95; sole dispositive power 0; shared dispositive power 460,615.95; aggregate amount beneficially owned 460,615.95 (7.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class S Units of Beneficial Interest
Name of issuer: AMG BBH Asset-Backed Credit Fund, LLC
Address of issuer's principal executive offices: 680 Washington Boulevard, Suite 500, Stamford, Connecticut (CT), 06901

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Since the filing of the original Schedule 13D, Credit Partners and the Client Accounts have acquired additional Class S Units of Beneficial Interest from the Issuer using working capital and funds of such Client Accounts, respectively. Information regarding such transactions is set forth in Item 5(c), as has been amended from time to time, which is incorporated herein by reference.

Capitalized terms used and not otherwise defined in this Schedule 13D amendment have the meanings ascribed to them in the original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-13 of the cover pages and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-13 of the cover pages and Item 2 above.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in transactions in securities of the Issuer during the sixty day period prior to the filing of this Schedule 13D amendment that have not previously been reported, other than the transactions listed in Exhibit 99.2.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement between the Reporting Persons, dated July 14, 2026, incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on July 14, 2026.

Exhibit 99.2 Recent transactions.

## Signatures
- BROWN BROTHERS HARRIMAN & CO: /s/ Paul Gallagher, Paul Gallagher, Managing Director, Compliance (11/06/2026)
- BROWN BROTHERS HARRIMAN CREDIT PARTNERS, LLC: /s/ Paul Gallagher, Paul Gallagher, Chief Compliance Office (11/06/2026)